Delisting Determination,The Nasdaq Stock Market, LLC,
April 29, 2010, Regent Communications, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Regent Communications, Inc.
(the Company), effective at the opening of the trading session on May 10, 2010. Based on review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5450(a)(1). The Company was notified of
the Staffs determinations on November 30, 2009.
The Company requested a review of
the Staffs determination before the Listing Qualifications Hearings Panel, but before the scheduled hearing took place, withdrew its request for an appeal. The staffs determinations became final on January 6, 2010 and trading in the Companys securities was suspended on January 8, 2010.